EXHIBIT A
to the
Investment Advisory Contract

Federated Government Pool

	The Adviser shall provide services to the above-named portfolio of the Trust at no charge.

	Witness the due execution hereof this 1st day of September, 2005.



Federated Core Trust




By:  /s/ John B. Fisher
Name:  John B. Fisher
Title:  President



Federated Investment Management Company



By:  /s/ Keith M. Schappert
Name:  Keith M. Schappert
Title:  President/CEO